EXHIBIT 99.1

Xenova Grants Licence to PharmaEngine

SLOUGH, U.K., April 13, 2005 (PRIMEZONE) -- Xenova Group plc (Nasdaq:XNVA) (LSE:XEN) today announced that it has entered into a licensing agreement for its lead product candidate, TransMID(TM), with PharmaEngine, Inc. (PEI) of Taiwan for the Chinese and South Korean markets.Under the terms of the agreement, Xenova will receive an upfront payment as well as milestone payments and significant royalties on potential future sales. Xenova also retains manufacturing rights and will be the exclusive supplier of TransMID(TM) to PEI. PEI receives exclusive rights to develop, market and sell TransMID(TM) in both the People's Republic of China and in the Republic of South Korea following PEI sponsored registration trials in these countries.

PEI focuses on developing novel medications in the areas of oncology, immune disorders infection, and Asian prevalent diseases. Dr. C. Grace Yeh, CEO of PEI, said "We are excited to add a late stage novel product candidate to our product portfolio. Notably, using transferrin toxin conjugate to target tumour cells was the research focus during my early career in the U.K. and France."

David Oxlade, CEO of Xenova said: "Today's announcement illustrates the significant global potential for TransMID(TM) along with the existing licences already granted for this exciting product candidate. Recruitment on the Phase III trial is ongoing and we are expecting an interim review around mid 2006."

Notes to Editors

Brain tumours in China: The incidence of brain and CNS tumours in China is 29,739 per annum (data from Globocan 2002). According to PharmaEngine's market survey of major cities in China, the target patient number for TransMIDTM in 10-15 hospitals which have specialised neurosurgery teams for brain tumours is in the region of 1500 per year.

Brain tumours in Republic of Korea

The incidence of all brain and CNS tumours in Korea is 992 per annum (data from Globocan 2002), with an incidence of high grade glioma of around 400 per year.

TransMID(TM)

TransMID(TM) is being developed for the treatment of glioblastoma multiforme (GBM) (a type of brain cancer). The prognosis for patients is poor and it is a condition in which there has been little improvement in treatment for the last two decades. TransMID(TM) is a modified diphtheria toxin conjugated to transferrin. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes it an ideal target for brain cancer. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the tumour cell. Once inside a cell the diphtheria toxin interferes with protein synthesis which ultimately kills the cancer cell.

TransMID(TM) is pumped directly into the brain tumour using CED (Convection Enhanced Delivery -- licensed from the National Institutes of Health, Bethesda, Maryland, USA). CED enhances the distribution of TransMID(TM) through the tumour mass and produces high local concentrations of drug. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier.

Phase I and Phase II clinical trials for TransMID(TM) have been successfully completed in patients suffering from inoperable, recurrent high grade gliomas who have failed to respond to other forms of treatment. A Phase I dose-escalating study was performed at the National Institutes of Health in the U.S. and was followed by a Phase II multi-centre study at nine premier U.S. medical centres.

In a Phase II study, 50% or greater reduction in tumour volume was noted in 35% of evaluable patients, with a corresponding increase in life expectancy in those patients that did respond. Median survival time for patients receiving TransMIDTM was approximately 37 weeks. This compares to the historic average life expectancy of approximately 26 weeks for patients with this condition being treated with best standard of care.

In May 2004 Xenova reached agreement with the US Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the revised Phase III clinical trial programme proposed for TransMIDTM. The initial Phase III clinical trial will enrol up to 323 patients with non-resectable, progressive and/or recurrent GBM who have failed conventional therapy with the first patient dosed in July 2004. The study is a randomised, open-labelled, multi-centre trial to compare TransMID(TM) against a number of presently used chemotherapeutic agents regarded as Best Standard of Care. The 323 patients will be randomised in a 2:1 ratio of TransMID(TM) to Best Standard of Care across approximately 65 sites in the EU, Israel and North America. The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed.

TransMID(TM) is currently licensed to Nycomed Denmark A/S in Europe, Sosei Co Ltd in Japan, Medison Pharma Ltd in Israel and Ranbaxy Laboratories Limited in India. The rights to TransMIDTM in North America have been retained by Xenova Group plc.

Xenova Group plc is a U.K.-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product candidate TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the U.K. and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.com and www.gbmtrial.com

PharmaEngine Inc, located in Taipei, Taiwan, has in-licensed two product candidates to develop, manufacture, market and sell in the Asian territory (including Japan). The company is developing PEP02 for the treatment of cancers and PEP03 for respiratory indications which are in Phase I and Phase II trials respectively. For more information, please visit www.pharmaengine.com.

This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: difficulties or delays in obtaining regulatory approvals to market products, our dependence upon strategic alliance partners to develop and commercialize products and services, failure to achieve product development or commercialization milestones on a timely basis or at all and adverse results and delays in our drug discovery and clinical development programs as well as the requirement for substantial funding to conduct such activities. For a further list and description of the risks and uncertainties we face, see our reports on file with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Xenova Group plc
David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications
+44 (0)1753 706600

UK - Financial Dynamics
David Yates / Ben Atwell
+44 (0)20 7831 3113

US-Trout Group/BMC Communications
Media: Brad Miles
Investors: Lee Stern
+1 212 477 9007